July 31, 2007

Martin F. James, Senior Assistant Chief Accountant
Mail Stop 6010
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
20549

Subject:    Zarlink Semiconductor Inc.
            Form 20-F for the year ended March 30, 2007
                 Filed June 9, 2007
            File No. 1-8139

Dear Mr. James;

In connection with the Staff's comment letter dated July 10, 2007, concerning the above referenced Form 20-F, we are filing herewith our responses to the Staff's comments. The numbered responses correspond to the numbered comments in the Staff's letter.

1. On page 5, you state that in fiscal 2007 you had lower revenues from certain of your customers in the Middle East, particularly in Iran. Also, you state on your corporate website that you have a distributor in Iran. Iran is identified as a state sponsor of terrorism by the U.S. Department of State and is subject to U.S. economic sanctions and export controls. Please describe for us your past, current, and anticipated operations in, or other contacts with, Iran, whether through distributors or other direct or indirect arrangements. Your response should describe in reasonable detail the nature and scope of any products, technologies, equipment, components, and services you have provided into Iran, as well as any agreements, commercial arrangements or other contacts with the Iranian government or entities controlled by that government.

      The Company does not have any direct operations or contacts with Iran, however the Company does sell products to an independent distributor in Singapore that has an affiliated office in Iran. These products are primarily legacy telecommunication networking integrated circuits that are designed into Private Branch Exchange (PBX) equipment. A PBX is a telephone exchange that serves a particular business or office. Many of these components were designed over 15 years ago, and are readily available from several semiconductor suppliers. Based upon information provided from the Singapore distributor, it is the Company's understanding that between 2001 and 2007, historical annual sales of Zarlink products from this distributor into Iran were as high as US$3.7 million in Fiscal 2004. In Fiscal 2007, sales from this Singapore distributor into Iran had declined to approximately US$0.5 million. The Company expects that this legacy business will continue to decline over time. The Company does not have any agreements, commercial arrangements or other contracts with the Iranian government or entities controlled by that government.

2. Please discuss the materiality of the operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You
      should  address   materiality  in   quantitative   terms,   including  the
      approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years concerning Iran. Also, address materiality in terms of qualitative factors that a reasonable investor would deem


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      important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

      We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations or business contacts associated with Iran.

      Your qualitative materiality analysis also should address whether, and the extent to which the Iranian government, or persons or entities controlled by that government, receive cash or act as intermediaries in connection with your operations and contacts.

      As discussed in the foregoing response, Zarlink's only contact with Iran is through an independent Singapore distributor that has an affiliated office in Iran. Zarlink's contracts and product sales are with the distributor in Singapore. Based upon information provided by this distributor, it had sales of Zarlink products in Iran of approximately US$0.5 million in Fiscal 2007, US$3.2 million in Fiscal 2006, and US$2.9 million in Fiscal 2005. These sales represent less than 1% of Zarlink's revenues in Fiscal 2007, and approximately 2% of Zarlink revenues in each of Fiscal 2006 and 2005. These amounts do not constitute material quantitative risk to Zarlink's overall revenue.

      In terms of qualitative factors that would impact investor sentiment towards Zarlink, the Company has considered the applications that may utilize the Zarlink products that are being purchased by the Singapore distributor. The Company has conducted an assessment over recent years to confirm the nature and scope of the products, technologies, equipment, components or services in which Zarlink products could be utilized, and concluded they were not creating a material risk of violating any Canadian or U.S. regulations, or of being used for terrorist related activities. These products are primarily legacy telecommunication networking integrated circuits that are designed into PBX equipment, to enable basic wired telephone connectivity, and they are not military related devices. The Company also assessed the ease of access to similar legacy telecommunication networking components, as the technology has been in use for more than 15 years, and is available through a number of similar component manufacturers. The Company's qualitative assessment also considered the nature of our relationship with the distributor, which is based in Singapore, to conclude that we were not dealing directly with Iran. The Company's qualitative assessment also considered the fact that the Iranian government, or persons or entities controlled by that government, do not receive cash or act as intermediaries in connection with our product sales. These product sales do not constitute a material qualitative risk to Zarlink's investment risk.

3. Please address the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of
      Section 5(b) of the Iran Sanctions Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006. In addition, address whether any of the products, technologies, equipment, components, or services you have directly or indirectly provided into Iran have military uses or implications. If so, identify and describe for us the types of products, technologies, equipment, components, and services involved, and explain their military uses and implications.

      Zarlink's Iran-related activities do not include any direct or indirect payments to the Iranian government, nor are they associated with any development of weapons of mass destruction or other military capabilities. The legacy Zarlink telecommunication networking products do not contribute to the ability of Iran to acquire or develop chemical, biological or nuclear weapons or related technologies, or acquire or develop destabilizing numbers and types of advanced conventional weapons. These Zarlink products that have been indirectly provided into Iran do not have military uses or implications.

4. Please identify for us the other Middle East countries in which you have customers.

      Zarlink also has customers in Israel and Pakistan.

5. We note that you present your cash flows statement using the indirect method but that you have reconciled income (loss) from continuing operations to net cash provided by (used in) operating activities. Please revise future filings to begin the reconciliation with your net income
      (loss). Please refer to paragraphs 28 and 132 of SFAS 95.

      The Company will revise future filings to begin its cash flow statement reconciliation with its net income (loss).

6. In addition, we note the format used to present your cash flows from discontinued operations. Tell us whether there were any investing and financing cash flows from discontinued operations in the reported periods and, if so, where you have presented these amounts. We note, for example, a change in the fiscal 2005 amount of cash used for expenditures for fixed assets in later filings. Please refer to the Staff's views relating to presenting cash flows from discontinued operations in Joel Levine's speech at the December 2005 AICPA conference on SEC and PCAOB Current Developments and further guidance outlined at AICPA CPCAF Alert Nos. 90 and 98.

      In reference to the guidance issued by the SEC and the AICPA on this subject, the Company performed a review of the classification of its cash flow presentation of discontinued operations during Fiscal 2006. The Company had historically presented its cash flows from discontinued operations on one line. In light of the guidance issued, the Company assessed the impact of this classification on its cash flow statement for the periods presented in its most recent Annual Report, being its Fiscal years 2004 through 2006 inclusive. The Company determined that all cash flows from discontinued operations in the reported periods consisted of cash flows from operating activities, with the exception of $0.6 million of investing activities in Fiscal 2005, which related to expenditures for fixed assets. The Company concluded that the cash flows from the investing activities of its discontinued operations of $0.6 million in Fiscal 2005, were not considered material in relation to the overall cash flows of the Company, and thus the Company did not amend its Fiscal 2006 Annual Report filed on Form 20-F to adjust this misclassification. The Company revised its disclosure commencing in its Quarterly report for the second quarter of Fiscal 2007 to reflect cash flows from discontinued operations as "net cash used in discontinued operations from operating activities". The Company is of the view that this presentation format complies with the example disclosure format included in the guidance issued in AICPA CPCAF Alert No. 98.

7. We note the disclosure that "in conjunction with the issuance of SAB 108, the company performed a voluntary review of its historical stock option grants..."That statement may be confusing to investors since SAB 108 did not specifically address stock option grants or errors related to stock option grants. With a view towards eliminating the confusing language in future filings, please explain to us how the guidance in SAB 108 triggered the company's review of its stock option dating practices. Contrast that trigger with the need for a review because of press reports beginning in April 2006 relating to options backdating issues at other public companies and the issuance of the September 19, 2006 letter from the Commission's Chief Accountant to Lawrence Salva, Chairman - Committee on Corporate Reporting, FEI and Sam Ranzilla, Chairman - Center for Public Company for Public Company Audits Firms, AICPA concerning accounting for stock options in the historical financial statements of public companies.

      During Fiscal 2007, and following the release of press reports relating to options backdating issues at other public companies, and the issuance of the September 19, 2006 letter, Zarlink initiated a review of the topics highlighted in that letter, as they relate to the Company's Stock Option Plan.

      While conducting this review, the Company also considered the guidance of Staff Accounting Bulletins (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. Although SAB 108 did not specifically address stock option grants or errors related to stock option grants, this guidance was relevant when considering the effects of prior year misstatements when quantifying misstatements in current year financial statements.

      The Company will consider this comment in future filings, to the extent that a similar disclosure requirement exists.

8. In addition, tell us the approach management had previously applied in quantifying misstatements in your financial statements prior to SAB 108. Discuss in detail your conclusions that under that approach the errors in each reported period were immaterial, considering all quantitative and all relevant qualitative factors.

      Prior to SAB 108, the Company has historically considered the guidance of Staff Accounting Bulletins (SAB) No. 99, Materiality, in quantifying possible misstatements in its financial statements. The Company's approach has been to assess possible misstatements against the related Statement of Income (Loss), Balance Sheet, Statement of Retained Earnings, or Statements of Cash Flows, while also considering the qualitative nature of the item.

      In the Company's review of its historical stock-based compensation, the Company reviewed its quantitative materiality for Fiscal 2007, and also reviewed its historical quantitative materiality during the ten years covered in the review. The Company was of the opinion that the unrecorded stock compensation expense did not constitute a material quantitative adjustment in any one of the individual years. The Company concluded that the total historical equity adjustment required after its ten-year review was US$1.3 million, of which US$1.0 million was related to the use of its required option pricing formula.

      In addition, the Company did not believe there were any qualitative factors, including any evidence of backdating, fraud, or other significant issues, which would justify any further extension of the review completed, or any restatements in a specific period. The Company's consideration of qualitative factors also covered the points addressed in SAB 99, as follows:

      o The use of a pricing formula was not considered an inappropriate measure of market value during the historical years, so there was an element of estimation in this process during these years;
      o The misstatement was less than 1% of net income (loss) in each of the ten years reviewed, therefore did not mask a change in earnings or other trends;
      o The misstatement was less than 1% of the net income (loss) in each of the ten years reviewed, so did not hide a failure to meet analysts' consensus expectations for the enterprise;
      o     The misstatement did not changes a loss into income or vice versa;

      o The misstatement did not concern a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability;
      o The misstatement did not affect the registrant's compliance with regulatory requirements, in fact the use of the pricing formula was in accordance with its Option plan which is in compliance with the rules of the Toronto Stock Exchange (TSX), and was approved by the TSX;
      o The misstatement did not affect the registrant's compliance with any loan covenants or other contractual requirements.

      As a result, the Company was of the opinion that the unrecorded stock compensation expense did not constitute a material qualitative adjustment in any one of the individual years.

      The Company was of the opinion that there were no other material misstatements identified in the Company's financial statements.

9. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

The Company will revise future certifications to not include the individual's title at the beginning of the certification.

The Company will incorporate these comments into future quarterly filings, as appropriate, commencing with our Quarterly Report, filed on Form 6-K, for the quarter ended June 29, 2007.

      The Company acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further queries regarding the above, please contact the undersigned at (613) 270-7200, by fax at (613) 592-5470, or by email at scott.milligan@zarlink.com.

Regards,

Scott Milligan
Senior Vice-President of Finance
       and Chief Financial Officer

cc:   Kirk Mandy, President and Chief Executive Officer, Zarlink
      Don McIntyre, Senior Vice President, Human Resources, General Counsel and Secretary, Zarlink
      Robert McRae, Corporate Controller, Zarlink Audit Committee of the Board of Directors, Zarlink
      Deloitte & Touche LLP
      Sonnenschein Nath & Rosenthal LLP